July 24, 2017

Ms. Melissa Raminpour
Branch Chief, Office of Transportation and Leisure
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Denny’s Corporation
Form 10-K for the Fiscal Year Ended December 28, 2016
Response Dated July 19, 2017
File No. 000-18051

Dear Ms. Raminpour:

The purpose of this letter is to provide the detailed response of Denny’s Corporation to the comment set forth in your letter dated July 21, 2017. For your convenience, your comment has been reproduced in its entirety followed by our response.

Form 8-K furnished May 2, 2017

1.
We note from your response to our prior comment 5, that your proposed revised disclosure includes a reconciliation of operating income to total operating margin, and then a breakout of company restaurant operating margin and franchise operating margin. Please revise to separately present a reconciliation of company restaurant operating margin and franchise operating to the most comparable GAAP measures, or at least disclose the adjustments made to arrive at these measures.

Response:

In response to the Staff's comment, we have revised our proposed reconciliation of operating income to non-GAAP financial measures to include footnotes disclosing the adjustments made to arrive at company restaurant operating margin and franchise operating margin.

	Quarter Ended
	3/29/2017	3/30/2016
Operating income	$16,301	$18,233
General and administrative expenses	17,509	16,927
Depreciation and amortization	5,736	5,493
Operating (gains), losses and other charges, net	783	(125)
Total Operating Margin	$40,329	$40,528

Total Operating Margin consists of:
Company Restaurant Operating Margin (1)	$15,944	$16,275
Franchise Operating Margin (2)	24,385	24,253
Total Operating Margin	$40,329	$40,528

(1)
Company Restaurant Operating Margin is calculated as operating income plus general and administrative expenses; depreciation and amortization; operating (gains), losses and other charges; and costs of franchise and license revenue; less franchise and license revenue.

(2)
Franchise Operating Margin is calculated as operating income plus general and administrative expenses; depreciation and amortization; operating (gains), losses and other charges; and costs of company restaurant sales; less company restaurant sales.

We believe the details discussed in this response to your letter sufficiently address the comment raised.  However, please do not hesitate to contact the undersigned at 864-597-7642 if you have any further questions.

Respectfully,

/s/ F. Mark Wolfinger
F. Mark Wolfinger
Executive Vice President
Chief Administrative Officer and
Chief Financial Officer

cc: Ms. Beverly A. Singleton
Ms. Claire L. Erlanger
Mr. Justin W. Chairman